

July 1, 2010

Keith G. Larsen
Chief Executive Officer
U.S. Energy Corp
877 North 8th West
Riverton, Wyoming 82501

> **Re:** **U.S. Energy Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 29, 2010**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Filed May 10, 2010**
> **File No. 0-06814**

Dear Mr. Larsen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   In light of recent events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that your employees or your working partners are involved in an event that leads to property damage, personal injury, death or the discharge of hazardous materials into the environment. For example, and without limitation, please address the following:

   - Disclose your insurance coverage with respect to any liability related to any such event. Such disclosure should address the types of claims covered, and the applicable policy limits and deductibles. For example, and without limitation, such disclosure should address your insurance coverage with respect to any liability related to any resulting negative environmental effects.

- Disclose your related indemnification obligations and those of your customers, if applicable.

Such disclosure should be set forth in the "Business" section of your annual report and in the "Risk Factors" and MD&A sections of your periodic reports, as applicable. Please provide a sample of your proposed disclosure for our review. In responding to this comment, please consider all your current and planned operations, not just those involved in offshore operations.

Form 10-K for the Fiscal year Ended December 31, 2009

Properties

Oil and Natural Gas, page 27

2.   We note that you have made material additions to your reserve estimates. Please provide a discussion of the technologies you used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed, pursuant to Item 1202(a)(6) of Regulation S-K.

Exhibit 99.1, Report of Ryder Scott Company, L.P.

3.   The closing paragraph states in part that the report "was prepared for the exclusive use and sole benefit of U.S. Energy Corp., and may not be put to other use without our prior written consent for such use." As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

4.   We refer you to Items 1202(a)(8)(iv); 1202(a)(8)(vi); and 1202(a)(8)(viii) of Regulation S-K. Please obtain and file a revised report from Ryder Scott which includes the following:

- a statement that the consultant has used all methods and procedures as it considered necessary under the circumstances to prepare the report;

- a discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves; and

- a statement that the assumptions, data, methods, and procedures used in the report are appropriate for the purpose served by the report.

5.   In the revised report you obtain, ensure that there is appropriate disclosure of the relevant
        benchmark prices and weighted average prices from the total company reserve report.
        See Item 1202(a)(8)(v) of Regulation S-K. Such weighted average prices should be
        provided by the geographic area required to be provided in the reserves table, pursuant to
        Item 1202(a)(2) of Regulation S-K.

Exhibit 99.2, Report of Cawley, Gillespie & Associates, Inc.

6.   Disclose the qualifications of the technical person primarily responsible for overseeing
        the preparation of the reserves estimates. Refer to Item 1202(a)(7) of Regulation S-K.

7.   The report states that the methods employed in estimating reserves are described in page
        4 of the Appendix. The Appendix describes four methods generally but does not indicate
        which methods were actually used to estimate your reserves. Please obtain a revised
        report that specifically identifies the methods used to prepare your reserves.

8.   We note the statements in the report on page 2 that state "Possible environmental liability
        related to the properties has not been investigated nor considered," and "The possible
        effects of changes in legislation or other Federal or State restrictive actions which could
        affect the reserves and economics have not been considered." Please obtain a revised
        report that provides a discussion of the possible effects of regulation on the ability of the
        registrant to recover the estimated reserves, pursuant to Item 1202(a)(8)(vi).

Definitive Proxy Statement on Schedule 14A filed April 29, 2010

Business Experience and Other Directorships of Directors and Officers, page 15

9.   Revise the biographical sketch for Mr. Conrad to identify the three oil and gas drilling
        funds with which he has served as co-General Partner for the past five years.

Compensation Discussion and Analysis, page 18

10.   We note that "the Compensation Committee has determined that the compensation
        package generally is consistent with compensation arrangements at similarly-sized
        corporations in the oil and gas and minerals business." Please explain the criteria you use
        to identify "similarly-sized corporations" and name the companies that the Committee
        examined to make its determination.

11.   Discuss in further detail the personal goals of each executive that comprise the Personal
        Goals portion of the Performance Compensation Plan.

<u>Form 10-Q for the Quarterly Period Ended March 31, 2010</u>

<u>General</u>

12.   In light of the recent events in the Gulf of Mexico, be sure to include appropriate risk
       factor disclosure to address any material difficulty you may encounter in that area related
       to these events, including the possible effects of government action or pending and
       proposed regulation, or explain why you have not yet included such a risk factor.

<u>Closing Comments</u>

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filing;

   •   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated
       by the Commission or any person under the federal securities laws of the United
       States.

        You may contact Craig Arakawa at (202) 551-3650 or Kimberly Calder, Assistant Chief
Accountant, at (202) 551-3701 if you have questions regarding comments on the financial
statements and related matters. Please contact Parker Morrill at (202) 551-3696 or, in his
absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                          Sincerely,

                                          H. Roger Schwall
                                          Assistant Director